UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 11, 2023

AltC Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40583	85-2292473
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

640 Fifth Avenue, 12th Floor New York, NY	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 380-7500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Shares of Class A common stock, par value $0.0001 per share	ALCC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 11, 2023, AltC Acquisition Corp. (“AltC”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among AltC, AltC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of AltC (“Merger Sub”), and Oklo Inc., a Delaware corporation (the “Company”).

Pursuant to the Merger Agreement, the parties thereto intend to enter into a business combination transaction by which Merger Sub will merge with and into the Company, with the Company being the surviving entity in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”).

The proposed Merger is expected to be consummated after the required approval by the stockholders of AltC and the Company and the satisfaction of certain other conditions summarized below.

Merger Agreement

Merger Consideration

The aggregate consideration to be paid to the stockholders of the Company (including, holders of Simple Agreements for Future Equity between the Company and the “Investors” party thereto (“Company SAFEs”) and vested and unvested Company Options (as defined below)) on the date of the closing (the “Closing Date”) of the Transactions (the “Closing”) will be equal to (a) $850,000,000 plus, (b) an amount equal to the net proceeds raised by the Company pursuant to the sale (or series of related sales) of its equity securities in a bona fide equity financing transaction (subject to certain limitations, a “Permitted Financing”) following the execution of the Merger Agreement but prior to the Closing, if any (the sum of (a) and (b), the “Efquity Value”), which consideration will be paid entirely in shares of Class A common stock, par value $0.0001 per share, of AltC (the “Class A Common Stock”) in an amount equal to $10.00 per share (the “Closing Merger Consideration”). During the five-year period following the Closing (the “Earnout Period”), AltC will issue to eligible holders of pre-Closing securities of the Company up to 15,000,000 additional shares of Class A Common Stock in the aggregate (the “Earnout Consideration” and, together with the Closing Merger Consideration, the “Merger Consideration”), in tranches equal to 7,5000,000 shares of Class A Common Stock, 5,000,000 shares of Class A Common Stock and 2,500,000 shares of Class A Common Stock, upon the satisfaction of certain price targets set forth in the Merger Agreement, which price targets will be based upon (a) the closing sale price of one share of Class A Common Stock quoted on the New York Stock Exchange or the exchange on which the shares of Class A Common Stock are then traded, for any twenty trading days within any sixty consecutive trading day period within the Earnout Period or (b) if, AltC undergoes a change of control, the price per share received by stockholders of AltC in such change of control transaction.

At the effective time of the Merger (the “Effective Time”):

•	each share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) (including shares of Company Common Stock issued upon the pre-Closing conversion of preferred stock of the Company and Company SAFEs) will be automatically surrendered and shall cease to exist, and be exchanged for the right to receive, in the aggregate, the Merger Consideration; and

•	all outstanding options to purchase shares of Company Common Stock (each, a “Company Option”) will be assumed by AltC. Each Company Option will (i) become an option to purchase shares of Class A Common Stock (each, an “Assumed Option”), on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to the Company Option immediately prior to the Effective Time, except that (A) the number of shares of Class A Common Stock subject to such Assumed Option shall equal the product of (x) the number of shares of Company Common Stock that were subject to such option immediately prior to the Effective Time, multiplied by (y) the portion of the Equity Value per share of Company Common Stock outstanding immediately prior to the Merger (including the aggregate number of shares of Company Common Stock issuable upon the exercise of all Company Options as of immediately prior to the Effective Time (including after giving effect to any acceleration of any unvested Company Options in connection with the consummation of the Merger)) divided by $10.00 (the “Exchange Ratio”), rounded down to the nearest whole share, and (B) the per-share exercise price shall equal the quotient of (1) the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time, divided by (2) the Exchange Ratio, rounded up to the nearest whole cent and (ii) solely in the case of Company Options that are vested as of immediately prior to the Effective Time (after taking into consideration any acceleration required by the terms of the Assumed Option in effect as of the date of the Merger Agreement) have a contingent right to receive a pro rata portion of the Earnout Consideration.

Representations and Warranties

The Merger Agreement contains representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, formation and authority, (ii) authorization to enter into the Merger Agreement, (iii) capital structure, (iv) consents and approvals, (v) financial statements, (vi) undisclosed liabilities, (vii) real property, (viii) litigation and proceedings, (ix) material contracts, (x) Company benefit plans (xi) taxes, (xii) absence of changes, (xiii) environmental matters, (xiv) labor matters, (xv) licenses and permits, (xvi) compliance with laws, (xvii) intellectual property and data security, (xviii) insurance, (xix) permits, (xx) machinery, equipment and other tangible property, (xxi) U.S. nuclear regulatory matters, (xxii) anti-bribery, anti-corruption and anti-money laundering, (xxiii) sanctions, import and export controls, (xxiv) related party transactions, (xxv) AltC’s financial ability to enter into the Merger and the funds available in AltC’s trust account (the “Trust Account”), and (xxvi) AltC’s filings with the U.S. Securities and Exchange Commission (“SEC”). The representations and warranties of the parties contained in the Merger Agreement will terminate and be of no further force and effect as of the Closing.

Covenants

The Merger Agreement contains customary covenants of the parties, including, among others, covenants providing for (i) the operation of the parties’ respective businesses prior to the Closing, (ii) AltC and the Company’s efforts to satisfy conditions to the Closing, (iii) AltC and the Company to cease discussions for alternative transactions, (iv) AltC to prepare and file a registration statement and a proxy statement on Form S-4 (the “Registration Statement”) for the purpose of soliciting proxies from AltC’s stockholders to vote in favor of certain matters (the “SPAC Stockholder Matters”), including the adoption of the Merger Agreement, approval of the Transactions, amendment and restatement of AltC’s certificate of incorporation and certain other matters at a special meeting called therefor (the “Special Meeting”), (v) the Company to solicit via written consent of the stockholders of the Company, the approval of certain matters, including the adoption of the Merger Agreement and approval of the Transactions (the “Company Stockholder Matters”), (vi) the protection of, and access to, confidential information of the parties, (vii) AltC to take all commercially reasonable actions necessary, with the Company’s reasonable cooperation, to seek approval from the stockholders of AltC to extend the deadline for AltC to consummate a business combination to a date after October 12, 2023 (which date shall be no earlier than January 12, 2024) (the “SPAC Deadline”), including filing a preliminary proxy statement to extend the SPAC Deadline with the SEC no later than September 1, 2023 and (viii) the parties’ efforts to obtain necessary approvals from governmental agencies.

Conditions to Closing

The Closing is subject to customary closing conditions for special purpose acquisition companies, including, among others: (i) approval by AltC’s stockholders of the SPAC Stockholder Matters, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) no order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions being in force, (iv) AltC having at least $5,000,001 of net tangible assets as of the Closing, (v) approval by the Company’s stockholders of the Company Stockholder Matters, (vi) shares of AltC’s Class A Common Stock being listed on the New York Stock Exchange or other stock exchange mutually agreed between AltC and the Company (the “Stock Exchange”), (vii) the Registration Statement becoming effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (viii) the adoption and execution of any organizational documents or agreements necessary to give effect to the governance arrangements contemplated by the Merger Agreement and the other transaction documents contemplated therein, (ix) the taking of all actions necessary such that the board of directors of AltC as of immediately following the Closing is constituted of seven (7) directors, consisting of (a) one (1) director designated by AltC Sponsor LLC, a Delaware limited liability company (“Sponsor”), who must qualify as “independent” under applicable SEC and the Stock Exchange rules and who must be reasonably acceptable to the Company, (b) one (1) director mutually designated by Sponsor and the Company and (c) such other individuals as shall be determined by the Company, in its sole and exclusive discretion, provided that the citizenship of the members of the AltC board after the Closing will be such that AltC will be free of foreign ownership, control or domination, (xi) no material adverse effects on AltC or the Company and (xii) customary bringdown conditions. Additionally, the obligations of the Company to consummate the Transactions are also conditioned upon, among other things, the amount of cash available in the Trust Account (after reduction for the aggregate amount of the AltC stockholder redemptions and any excise tax payable by AltC but before the payments required to be made in connection with AltC’s or the Company’s expenses incurred in connection with the Transactions) plus the net proceeds of any incremental financing raised by AltC or the Company in connection with the Transactions, including any amounts raised or funded through any Sponsor Commitment or a Permitted Financing (the “Available Closing SPAC Cash”) being at least equal to $250,000,000 as of the Closing, and each of the covenants of each of Sponsor and the Insiders (as defined below) required under the Sponsor Agreement (as defined below) to be performed as of or prior to the Closing shall have been performed in all material respects, and none of Sponsor or the Insiders shall have threatened (orally or in writing) (A) that the Sponsor Agreement is not valid, binding and in full force and effect, (B) that AltC or the Company is in breach of or default under the Sponsor Agreement or (C) to terminate the Sponsor Agreement.

AltC’s obligation to consummate the Transactions is also conditioned upon the Company not receiving from the U.S. Nuclear Regulatory Commission (the “NRC”) any communication that would reasonably be expected to have a material adverse impact on the ability of the Company to secure a Combined Construction and Operating License for its subject reactor from the NRC.

Termination

The Merger Agreement may be terminated at any time, but not later than the Closing, as follows:

(i)	by mutual written consent of AltC and the Company;

(ii)	by either AltC or the Company if the Transactions are not consummated on or before October 12, 2023 (the “Termination Date”), which may be automatically extended if (i) any action for specific performance or other equitable relief filed by the Company with respect to the Merger Agreement, the other transaction agreements specified in the Merger Agreement or otherwise regarding the Transactions is commenced or pending on or prior to the Termination Date, provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of, or primarily resulted in, the failure of the closing to occur by such date or (ii) AltC stockholder approval is received to extend the deadline for AltC to consummate a business combination to a date after October 12, 2023 in accordance with AltC’s organizational documents so as to permit the consummation of the Transactions;

(iii)	by either AltC or the Company if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently enjoining or prohibiting the Merger, which order, decree, judgment, ruling or other action is final and nonappealable;

(iv)	by either AltC or the Company if the other party has breached any of its covenants, agreements, representations or warranties which would result in the failure of certain conditions to be satisfied at the Closing and has not cured its breach within 30 days of the notice of an intent to terminate, provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of, or primarily resulted in, the failure of the Closing to occur;

(v)	by either AltC or the Company if, at the Special Meeting, the Transactions and the other SPAC Stockholder Matters shall fail to be approved by holders of AltC’s outstanding shares, provided that AltC’s right to terminate for failure to obtain such approval shall not be available if, at the time of such termination, AltC is in breach of certain of its obligations under the Merger Agreement, including with respect to the preparation, filing and mailing of the Registration Statement and convening the Special Meeting;

(vi)	by AltC if the Company shall fail to obtain the written consent of the Company’s stockholders holding the requisite number of shares of capital stock of the Company necessary to approve the Company Stockholder Matters (the “Company Stockholder Approval”), provided that AltC’s right to terminate for failure to obtain such consent shall not be available if such consent is obtained prior to AltC providing notice of its intent to terminate on account of such failure to obtain such consent; or

(vii)	by written notice from AltC to the Company if the holders of capital stock of the Company sufficient to obtain the Company Stockholder Approval fail to deliver Voting and Support Agreements (each, a “Company Voting and Support Agreement”) to AltC within seventy-two (72) hours of the date of the Merger Agreement (a “Company Voting and Support Agreement Failure”); provided, that the right to terminate the Merger Agreement on account of a Company Voting and Support Agreement Failure shall not be available if the Company delivers to SPAC executed Company Voting and Support Agreements by holders of capital stock of the Company sufficient to obtain the Company Stockholder Approval prior to AltC providing notice of its intent to terminate the Merger Agreement on account of a Company Voting and Support Agreement Failure.

     The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and any related agreements. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. It is not intended to provide any other factual information about AltC, the Company, or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in AltC’s public disclosures.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement filed as an exhibit to this Current Report on Form 8-K.

Related Agreements

Amended and Restated Registration Rights Agreement

In connection with the Closing, that certain Registration Rights Agreement of AltC, dated July 7, 2021, will be amended and restated, and AltC, Sponsor and certain persons and entities receiving Class A Common Stock in connection with the Merger (the “New Holders” and, together with Sponsor, the “Reg Rights Holders”) will enter into an Amended and Restated Registration Rights Agreement, attached as Exhibit D to the Merger Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, AltC will agree to use commercially reasonable efforts to (i) file with the SEC (at AltC’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders within 30 business days after the Closing (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders may demand in the aggregate up to 5 underwritten offerings and will be entitled to customary piggyback registration rights.

Pursuant to the A&R Registration Rights Agreement, the New Holders have agreed not to transfer their respective shares for a period of 180 days following the Closing Date and (ii) key members of the Company’s management team and key stockholders (collectively, the “Company Insiders”) have agreed not to transfer (a) 40% of such Company Insider’s shares for a period of 12 months after the Closing, unless the closing share price of Class A Common Stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Company Insider’s shares for a period of 24 months after the Closing, unless the closing share price of Class A Common Stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date and (c) 30% of such Company Insider’s shares for a period of 36 months after the Closing, unless the closing share price of Class A Common Stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date.

Amended and Restated Sponsor Agreement

In connection with the execution of the Merger Agreement, AltC amended and restated each of those certain letter agreements, dated July 7, 2021, from each of the persons undersigned thereto (the “Initial Insiders”) and that certain letter agreement, dated November 10, 2021, from Peter Lattman (together with, the Initial Insiders, the “Insiders”) (the “Amended and Restated Sponsor Agreement”), pursuant to which, among other things, each of the Sponsor and the Insiders agreed (i) to vote any of such Insider’s shares of AltC securities in favor of the Transactions and other SPAC Stockholder Matters, (ii) not to redeem any of such Insider’s shares of Class A Common Stock or AltC’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “SPAC Common Stock”) in connection with the stockholder redemption, (iii) to pay any amounts in excess of the expense cap of $25,000,000 (such amount, the “Excess Amount”) in either cash or by forfeiting a number of shares of Class A Common Stock, at a price of $10.00 per share (provided that any Excess Amount greater than $15,000,000 shall be paid only in cash), (iv) not to transfer (a) 40% of such Insider’s shares for a period of 12 months after the Closing, unless the closing share price of Class A Common Stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Insider’s shares for a period of 24 months after the Closing, unless the closing share price of Class A Common Stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, and (c) 30% of such Insider’s shares for a period of 36 months after the Closing, unless the closing share price of Class A Common Stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, and (v) to be bound to certain other obligations as described therein. Sponsor has also agreed to use commercially reasonable efforts to enter into an agreement or agreements with one or more third parties to not redeem their shares of Class A Common Stock in connection with the Transactions, which agreements may, if reasonably necessary, include incentives in the form of Founder Shares (which will convert to Class A Common Stock at the Closing), in amounts and on such terms as the Sponsor and the Company shall mutually agree.

Pursuant to the Amended and Restated Sponsor Agreement, all of Sponsor’s shares of SPAC Common Stock (including shares of Class A Common Stock issued upon conversion of the Class B Common Stock) (the “Sponsor Shares”) will unvest as of the Closing and will revest as follows: (1) 50% of the Sponsor Shares shall revest on the date on which the closing price per share of Class A Common Stock on the New York Stock Exchange, or such other securities exchange where Class A Common Stock is primarily listed or quoted, equals or exceeds $10.00 for 20 trading days within any 60 consecutive trading day period; (2) 25% of the Sponsor Shares shall revest on the date on which the closing price per share of SPAC Common Stock on the New York Stock Exchange, or such other securities exchange where SPAC Common Stock is primarily listed or quoted, equals or exceeds $12.00 for 20 trading days within any 60 consecutive trading day period, (3) 12.5% of the Sponsor Shares shall revest on the date on which the closing price per share of SPAC Common Stock on the New York Stock Exchange, or such other securities exchange where SPAC Common Stock is primarily listed or quoted, equals or exceeds $14.00 for 20 trading days within any 60 consecutive trading day period, and (4) 12.5% of the Sponsor Shares shall revest on the date on which the closing price per share of SPAC Common Stock on the New York Stock Exchange, or such other securities exchange where SPAC Common Stock is primarily listed or quoted, equals or exceeds $16.00 for 20 trading days within any 60 consecutive trading day period. If the applicable vesting level as described in the foregoing is not achieved within 5 years of the Closing, such Sponsor Shares will be forfeited in accordance with the terms of the Amended and Restated Sponsor Agreement.

Also pursuant to the to the Amended and Restated Sponsor Agreement, Sponsor (or an affiliated co-investor of Sponsor) has agreed to, subject to the other terms and conditions included therein, immediately prior to Closing, purchase in a private placement up to 5,000,000 shares of SPAC Class A Common Stock at a purchase price of $10.00 per share, equal to an amount up to $50,000,000 (the “Sponsor Commitment”). The amount of the Sponsor Commitment that Sponsor (or an affiliated co-investor of Sponsor) will be required to fund will be equal to (i) $250,000,000 minus (ii) the Available Closing SPAC Cash before accounting for the funding of any Sponsor Commitment (the “Sponsor Commitment Purchase Price”); which amount, under no circumstances shall exceed the maximum amount of the Sponsor Commitment.

Sponsor’s obligation to fund the Sponsor Commitment Purchase Price is conditioned upon (i) the satisfaction (or waiver by AltC) of the conditions set forth in Section 10.01 and Section 10.03 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing), (ii) the substantially concurrent consummation of the Closing, and (iii) the Available Closing SPAC Cash equaling an amount of at least $125,000,000 (which such amount, for the avoidance of doubt, will include the Sponsor Commitment Purchase Price). Any shares purchased pursuant to the Sponsor Commitment by Sponsor, an Insider or an affiliated co-investor thereof will be subject to the Sponsor Lockup.

The foregoing description of the Amended and Restated Sponsor Agreement is not complete and is qualified in its entirety by reference to the Amended and Restated Sponsor Agreement filed as an exhibit to this Current Report on Form 8-K.

Item 7.01	Regulation FD Disclosure.

On July 11, 2023, AltC and the Company issued a press release (the “Press Release”) announcing the Transactions. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated July 2023, which includes a video presentation of Sam Altman, that will be used by AltC with respect to the Transactions. A transcript of Mr. Altman’s video presentation is attached as Exhibit 99.3 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of AltC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Item 8.01	Other Events.

As a result of entering into the Merger Agreement, AltC now has until October 12, 2023 to complete a business combination. If AltC is unable to complete a business combination by such date (or such later date as may be approved by AltC’s stockholders at the Special Meeting or any other meeting called for such purpose at which AltC’s stockholders will be given the opportunity to have their public shares of AltC redeemed for a pro rata portion of the funds in the Trust Account), AltC will then liquidate.

To mitigate the risk of AltC being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended) under the proposed SEC rules regarding special purpose acquisition companies, AltC has instructed the trustee with respect to the Trust Account to hold all funds in the Trust Account in cash (which may include demand deposit accounts) until the earlier of consummation of a business combination or liquidation. As a result, AltC may not receive further interest on the funds held in the Trust Account, which would reduce the dollar amount AltC’s public stockholders would receive upon any redemption or liquidation of AltC.

Additional Information and Where to Find It

The proposed transaction will be submitted to shareholders of AltC for their consideration. AltC intends to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to AltC’s shareholders in connection with AltC’s solicitation for proxies for the vote by AltC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. AltC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by AltC in connection with the proposed transaction, as these documents will contain important information about AltC, the Company and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Participants in the Solicitation

AltC, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s shareholders in connection with the proposed transaction will be set forth in AltC’s proxy statement/prospectus/consent solicitation statement when it is filed with the SEC. You can find more information about AltC’s directors and executive officers in AltC’s final prospectus filed with the SEC on July 7, 2021 and in the Annual Reports filed by AltC with the SEC on Form 10-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics; estimates and projections regarding future manufacturing capacity and plant performance; estimates and projections of market opportunity and market share; estimates and projections of adjacent energy sector opportunities; the Company’s projected commercialization costs and timeline; the Company’s ability to demonstrate scientific and engineering feasibility of its technologies; the Company’s ability to attract, retain, and expand its future customer base; the Company’s ability to timely and effectively meet construction timelines and scale its production and manufacturing processes; the Company’s ability to develop products and services and bring them to market in a timely manner; the Company’s ability to achieve a competitive levelized cost of electricity; the Company’s ability to compete successfully with fission energy products and solutions offered by other companies, including fusion, as well as with other sources of clean energy; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; the Company’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies or products, services, or technologies; the Company’s ability to attract and retain qualified employees; development of favorable regulations and government incentives affecting the markets in which the Company operates; the Company’s expectations regarding regulatory framework development; the potential for and timing of receipt of a license to operate nuclear facilities from the U.S. Nuclear Regulatory Commission; the ability to achieve the results illustrated in the unit economics; the potential benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction; and the success of proposed projects for which the Company’s powerhouses would provide power, which is outside of the Company’s control. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of the Company’s and AltC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and AltC. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include changes in domestic and foreign business, the risk that the Company is pursuing an emerging market, with no commercial project operating, regulatory uncertainties, the fact that the Company has not entered into any definitive agreements with customers for the sale of power or recycling of nuclear fuel, the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the shareholders of AltC or the Company is not obtained; the risk that shareholders of AltC could elect to have their shares redeemed by AltC, thus leaving the combined company insufficient cash to grow its business; the outcome of any legal proceedings that may be instituted against the Company or AltC following announcement of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to the Company; the effects of competition; changes in applicable laws or regulations; the ability of the Company to manage expenses and recruit and retain key employees; the ability of AltC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on the Company, AltC, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed in AltC’s Quarterly Reports filed by AltC with the SEC on Form 10-Q and the Annual Reports filed by AltC with the SEC on Form 10-K, in each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the SEC by AltC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor AltC presently know or that the Company and AltC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and AltC’s expectations, plans or forecasts of future events and views as of the date of this Current Report. The Company and AltC anticipate that subsequent events and developments will cause the Company’s and AltC’s assessments to change. However, while the Company and AltC may elect to update these forward- looking statements at some point in the future, the Company and AltC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s and AltC’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. An investment in AltC is not an investment in any of our founders' or sponsors' past investments or companies or any funds affiliated with any of the foregoing. The historical results of these investments are not indicative of future performance of AltC, which may differ materially from the performance of the founders or sponsors past investments, companies or affiliated funds.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023, by and among AltC Acquisition Corp., AltC Merger Sub, Inc. and Oklo Inc.

10.1	Amended and Restated Sponsor Agreement, dated as of July 11, 2023, by and among AltC Acquisition Corp., AltC Sponsor LLC, Oklo Inc. and the Insiders.

99.1	Joint Press Release of AltC Acquisition Corp. and Oklo Inc., dated July 11, 2023.

99.2	Investor Presentation of AltC, dated July 11, 2023.

99.3	Transcript of July 11, 2023 video presentation.

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. AltC Acquisition Corp. agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AltC Acquisition Corp.
Dated: July 11, 2023
	By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Chief Financial Officer